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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                          SIGNAL APPAREL COMPANY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     9460486
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Mr. Paul R. Greenwood
                             Walsh, Greenwood & Co.
                             One East Putnam Avenue
                          Greenwich, Connecticut 06830
                                 (203) 863-8400
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                November 7, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 9460486

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                           Walsh, Greenwood & Co. (IRS No. 13-2994695)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                         (b) /X/

3        SEC USE ONLY

4        SOURCE OF FUNDS

                   WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  / /

                   N/A

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   New York

                       7       SOLE VOTING POWER
                                         8,952,349

      NUMBER OF        8       SHARED VOTING POWER
       SHARES                                    0
    BENEFICIALLY
      OWNED BY         9       SOLE DISPOSITIVE POWER
        EACH                             8,952,349
      REPORTING
       PERSON         10       SHARED DISPOSITIVE POWER
         WITH                                    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   8,952,349

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                   N/A                                                       / /


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   52.5%

14       TYPE OF REPORTING PERSON*
                   BD-PN


--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 9460486

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                   Stephen Walsh

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                         (b) /X/

3        SEC USE ONLY

4        SOURCE OF FUNDS

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  / /

                   N/A

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States of America

                       7       SOLE VOTING POWER
                                         8,952,349

      NUMBER OF        8       SHARED VOTING POWER
       SHARES                                    0
    BENEFICIALLY
      OWNED BY         9       SOLE DISPOSITIVE POWER
        EACH                             8,952,349
      REPORTING
       PERSON         10       SHARED DISPOSITIVE POWER
         WITH                                    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   8,952,349

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                   N/A                                                       / /


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   52.5%

14       TYPE OF REPORTING PERSON*
                   IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 9460486

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                   Paul R. Greenwood

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                         (b) /X/

3        SEC USE ONLY

4        SOURCE OF FUNDS

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  / /

                   N/A

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States of America

                       7       SOLE VOTING POWER
                                         8,952,349

      NUMBER OF        8       SHARED VOTING POWER
       SHARES                                    0
    BENEFICIALLY
      OWNED BY         9       SOLE DISPOSITIVE POWER
        EACH                             8,952,349
      REPORTING
       PERSON          10      SHARED DISPOSITIVE POWER
         WITH                                    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   8,952,349

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                   N/A                                                       / /


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   52.5%

14       TYPE OF REPORTING PERSON*
                   IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 9460486

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                   WGI, LLC  (IRS No. 061495254)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                         (b) /X/

3        SEC USE ONLY

4        SOURCE OF FUNDS

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  / /

                   N/A

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware

                       7       SOLE VOTING POWER
                                         8,163,549

      NUMBER OF        8       SHARED VOTING POWER
       SHARES                                    0
    BENEFICIALLY
      OWNED BY         9       SOLE DISPOSITIVE POWER
        EACH                             8,163,549
      REPORTING
       PERSON          10      SHARED DISPOSITIVE POWER
         WITH                                    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   8,952,349

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                   N/A                                                       / /


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   52.5%

14       TYPE OF REPORTING PERSON*
                   PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

         This Amendment No. 9 ("Amendment No. 9") to the Schedule 13D originally filed by the Reporting Persons (as defined in the Schedule 13D, as hereinafter defined), with the Securities and Exchange Commission on February 1, 1994 (the "Schedule 13D"), as amended by Amendment No. 1 filed on August 22, 1994, Amendment No. 2 filed on December 8, 1994, Amendment No. 3 filed on January 20, 1995, Amendment No. 4 filed on May 10, 1995, Amendment No. 5 filed on December 20, 1995, Amendment No. 6 filed on February 10, 1996, Amendment No. 7 filed on April 11, 1996, and Amendment No. 8 filed on September 27, 1996 relates to the common stock, par value $.01 per share (the "Common Stock"), of Signal Apparel Company, Inc., an Indiana corporation (the "Issuer" or "Signal"), the principal executive offices of which are located at 537 Market Street, Suite 403, Chattanooga, Tennessee 37402. Unless otherwise indicated, all terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the
Schedule 13D.

Item 2.   Identity and Background

         Item 2 of the Schedule 13D is hereby restated in its entirety by substituting the following:

         (a) This Amendment No. 9 is being filed by Walsh, Greenwood & Co., a New York limited partnership ("Walsh Greenwood"), Stephen Walsh ("Walsh"), Paul
R. Greenwood ("Greenwood"), and WGI, LLC, a Connecticut limited liability company ("WGI"). Walsh Greenwood, Walsh, Greenwood and WGI are referred to herein collectively as the "Reporting Persons."

         (b-c)

         Walsh Greenwood

         Walsh Greenwood is a New York limited partnership whose principal business consists of effecting transactions in securities for its own account. The principal business address of Walsh Greenwood, which also serves as its principal office, is One East Putnam Avenue, Greenwich, Connecticut 06830. The Amended and Restated Agreement (the "Walsh Greenwood Partnership Agreement") provides that, with certain exceptions, the authority to make the management, operation and policy decisions of Walsh Greenwood is vested exclusively in its general partners and that all decisions as to the management, operation and policy of Walsh Greenwood shall be made by the vote of a majority in interest of the general partners. Notwithstanding the foregoing, any decision as to the purchase or sale of a security may be made by one general partner, so long as such transaction falls within policies established by a majority in interest of the general partners. Pursuant to Instruction C to Schedule 13D of Regulation 13D under the Securities Exchange Act of 1934, as amended, information with respect to the general partners of Walsh Greenwood is set forth herein.

         Walsh

         Walsh is a general partner of Walsh Greenwood and maintains a business address at 3333 New Hyde Park Road, North Hills, New York 11040.


         Greenwood

         Greenwood is a general partner of Walsh Greenwood and maintains a business address at One East Putnam Avenue, Greenwich, Connecticut 06830.

         WGI

         WGI is a Connecticut limited liability company created in 1997. Its managers are Walsh and Greenwood. WGI's principal office and place of business is One East Putnam Avenue, Greenwich, CT 06830.

         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) Each of the natural persons identified in this Schedule 13D is a citizen of the United States of America.

Item 5.   Interest in Securities of the Issuer.

         Item 5(a) of the Schedule 13D is hereby restated in its entirety by substituting the following:

         (a) As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of 8,952,349 shares of Common Stock(1), constituting approximately 52.5% of the

--------
        (1) Such 8,952,349 shares of Common Stock consist of (i) 7,818,549 shares of Common Stock directly owned by WGI; (ii) 788,800 shares of Common Stock owned directly by Walsh Greenwood (all of which are held in the Managed Accounts); and (iii) 345,000 shares of Common Stock issuable upon exercise of the WG 1993 Warrant held by WGI.

17,063,240 shares of Common Stock which were outstanding as of November 3, 1997 as reported by the Issuer to the Reporting Persons(2).

         As of the date hereof, Walsh Greenwood, and Walsh and Greenwood, individually, may be deemed to beneficially own 8,952,349 shares of Common Stock(3), constituting approximately 52.5% of the 17,063,240 shares of Common Stock outstanding(4).

         As of the date hereof, WGI is the beneficial owner of 8,163,549 shares of Common Stock(5), constituting approximately 47.8% of the 17,063,240 shares of

Common Stock outstanding(6).

         Item 5(b) of the Schedule 13D is hereby restated in its entirety by substituting the following:

         (b) Walsh Greenwood has the sole power to vote and dispose of the 788,800 shares of Common Stock it directly owns (which shares are held by Walsh Greenwood on behalf of the Managed Accounts over which Walsh Greenwood has the power to vote and dispose of but does not have a pecuniary interest therein). WGI has the sole power to vote and dispose of (i) the 7,818,549 shares of Common Stock it directly owns, which power is exercisable by its managers

--------

         (2) 345,000 and 4,630,000 shares of Common Stock are added to the 12,433,240 shares of Common Stock reported by the Issuer as outstanding as of November 3, 1997 in order to reflect the assumed exercise of the WG 1993 Warrant, which is exercisable within 60 days, and the warrants exercised by the Reporting Persons, respectively.

         (3) Such 8,952,349 shares of Common Stock consists of (i) 7,818,549 shares of Common Stock directly owned by WGI; (ii) 788,800 shares of Common Stock directly owned by Walsh Greenwood (all of which are held in the Managed Accounts); and (iii) 345,000 shares of Common Stock owned by WGI Trading pursuant to the WG 1993 Warrant.

         (4) 345,000 and 4,630,000 shares are added to the 12,433,240 shares of Common Stock reported by the Issuer as outstanding as of November 3, 1997 in order to reflect the assumed exercise of the WG 1993 Warrant, which is exercisable within 60 days, and the warrants exercised by the Reporting Persons, respectively.

         (5) Such 8,163,549 shares consist of the 7,818,549 shares of Common Stock directly owned by WG Trading and 345,000 WG 1993 Warrant Shares.

         (6) 345,000 and 4,630,000 shares are added to the 12,433,240 shares of Common Stock reported by the Issuer as outstanding as of November 3, 1997 in order to reflect the assumed exercise of the WG 1993 Warrant, which is exercisable within 60 days, and the warrants exercised by the Reporting Persons, respectively.

Walsh and Greenwood, and (ii) the 345,000 shares of Common Stock owned by it directly pursuant to the WG 1993 Warrant upon exercise thereof, which power is exercisable by its managers Walsh and Greenwood. Each of Walsh and Greenwood, in his capacity as a general partner of Walsh Greenwood and a manager of WGI, would share in the power to vote and direct the disposition of the shares of Common Stock owned by each of Walsh Greenwood and WGI.

         Item 5(c) of the Schedule 13D is hereby restated in its entirety by substituting the following:

         (c) On November 7, 1997, the Reporting Persons exercised warrants to purchase 4,630,000 shares of Common Stock.

Signatures

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       /s/ Paul R. Greenwood
                                       -----------------------------------------
                                       Paul R. Greenwood, on his own behalf and
                                       as attorney-in-fact for each of the other
                                       Reporting Persons named in this
                                       Amendment
Dated: December 10, 1997